UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

December 10, 2020

Date of Report (date of earliest event reported)

GigCapital3, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	001-39283	84-4605714
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1731 Embarcadero Road, Suite 200

Palo Alto, CA 94303

(Address of principal executive offices)

(650) 276-7040

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of Common Stock and three-fourths of one Redeemable Warrant	GIK.U	New York Stock Exchange
Common Stock, par value $0.0001 per share	GIK	New York Stock Exchange
Redeemable Warrants, each full warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	GIK.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On December 10, 2020, GigCapital3, Inc., a Delaware corporation (“GigCapital3”), announced that it executed a Business Combination Agreement (the “Business Combination Agreement”), dated as of December 10, 2020, with Project Power Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of GigCapital3 (“Merger Sub”), and Lightning Systems, Inc., a Delaware corporation (“Lightning Systems”) (the transactions contemplated by the Business Combination Agreement, the “Business Combination”). This Current Report on Form 8-K provides a summary of the Business Combination Agreement and the other agreements entered into (and certain agreements to be entered into) in connection with the Business Combination. The descriptions of these agreements do not purport to be complete and are qualified in their entirety by the terms and conditions of such agreements or the forms thereof, as applicable, copies of which are filed as Exhibits 2.1, 10.1, 10.2, 10.3 and 10.4 hereto and are incorporated by reference herein.

Business Combination Agreement

The below description of the Business Combination Agreement and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1, and the terms of which are incorporated herein by reference. Capitalized terms used but not otherwise defined herein will have the meanings given to them in the Business Combination Agreement. The Business Combination Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about GigCapital3, Lightning Systems or Merger Sub. In particular, the assertions embodied in the representations and warranties in the Business Combination Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Business Combination Agreement are not necessarily characterizations of the actual state of facts about GigCapital3, Merger Sub or Lightning Systems at the time they were made or otherwise and should only be read in conjunction with the other information that GigCapital3 makes publicly available in reports, statements and other documents filed with the Securities and Exchange Commission (“SEC”).

The Merger

Pursuant to the terms of the Business Combination Agreement, GigCapital3 will acquire Lightning Systems through the merger of Merger Sub with and into Lightning Systems, with Lightning Systems surviving the merger as a wholly owned subsidiary of GigCapital3 (the “Merger”). At the effective time of the Merger (the “Effective Time”), each share of Lightning Systems capital stock, par value $0.00001 per share (collectively, “Lightning Systems Capital Stock”) issued and outstanding immediately prior to the Effective Time (including shares of Lightning Systems Capital Stock resulting from the conversion or exercise of preferred stock, warrants, stock options and convertible notes prior to the Effective Time) will be cancelled and converted into (i) the right to receive shares of common stock, par value $0.0001 per share, of GigCapital3 (“Common Stock”) equal to the Exchange Ratio and (ii) the contingent right to receive a portion of the Stockholder Earnout Shares (as defined below), calculated on a Pro Rata Basis together with all other shares of Lightning Systems Capital Stock held by the holder of such shares as of immediately prior to the Effective Time, if, as and when payable in accordance with the provisions of Section 3.07. The Exchange Ratio means the quotient of (a) the Aggregate Closing Merger Consideration divided by (b) the Company Fully Diluted Capital Stock. The Aggregate Closing Merger Consideration means a number of shares of Common Stock equal to the quotient of (a) the Aggregate Closing Merger Consideration Value divided by (b) $10.00. The Aggregate Closing Merger Consideration Value means (a) $539,220,000, plus (b) the sum of the exercise prices of all Lightning System Options (as defined below) outstanding immediately prior to the Effective Time, minus (c) the amount by which the net debt of Lightning Systems at the Closing (as defined below) exceeds $15,000,000, minus (d) the amount by which the cash and cash equivalents of Lightning Systems at the Closing is less than $500,000. The Company Fully Diluted Capital Stock means the sum of (a) the aggregate number of shares of Lightning Systems Capital Stock that are issued and outstanding as of immediately prior to the Effective Time (including shares issued upon the exercise or conversion of Lightning Systems Options, and warrants and convertible notes of Lightning Systems, in each case prior to the Effective Time, but excluding any shares to be cancelled pursuant to the terms of the Business Combination Agreement, and (b) the maximum number of shares of Lightning Systems Common Stock (as defined below) issuable upon full exercise, exchange or conversion of all Lightning Systems stock options outstanding as of the Effective Time. In addition, at the Effective Time, each outstanding option to purchase shares of Lightning Systems common stock, par value $0.00001 per share (“Lightning Systems Common Stock,” and each such option, a “Lightning Systems Option”), whether vested or unvested, will be assumed by GigCapital3 and converted into an option to purchase a number of shares of Common Stock (such option, an “Exchanged Option”) equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Lightning Systems Common Stock subject to such Lightning Systems Option immediately prior to the Effective Time and

(y) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of such Lightning Systems Option immediately prior to the Effective Time divided by (B) the Exchange Ratio. Except as specifically provided above or as agreed to in writing with any holder of a Lightning Systems Option, following the Effective Time, each Exchanged Option will continue to be governed by the same vesting and exercisability terms and otherwise substantially similar terms and conditions as were applicable to the corresponding former Lightning Systems Option immediately prior to the Effective Time.

Lightning Systems Stockholder Earnout

Pursuant to the terms of the Business Combination Agreement, holders of Lightning Systems Capital Stock will receive, in the aggregate, up to an additional 16,463,096 shares of Common Stock (the “Stockholder Earnout Shares”) in three equal tranches if, during the period from the closing of the Business Combination (the “Closing”) through and including the fifth anniversary of the date of the Closing, the dollar volume-weighted average price of Common Stock (as determined in accordance with the Business Combination Agreement) equals or exceeds $12.00, $14.00 and $16.00 per share for twenty (20) of any thirty (30) consecutive trading days commencing after the Closing on the NYSE, Nasdaq or any other national securities exchange, as applicable for each of such three tranches, respectively.

The Closing

The Closing will occur as promptly as practicable, but in no event later than three Business Days, after the satisfaction or, if permissible, waiver of the conditions set forth in the Business Combination Agreement.

New York Stock Exchange Listing

Pursuant to the terms of the Business Combination Agreement, GigCapital3 is required to use its reasonable best efforts to cause the Common Stock to be issued in connection with the Business Combination to be approved for listing on the New York Stock Exchange (“NYSE”) at the Closing.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (a) entity organization, formation and authority, (b) capital structure, (c) authorization to enter into the Business Combination Agreement, (d) licenses and permits, (e) taxes, (f) financial statements, (g) real property, (h) material contracts, (i) title to assets, (j) absence of changes, (k) employee matters, (l) compliance with laws, (m) litigation, (n) transactions with affiliates and (o) regulatory matters.

Covenants

The Business Combination Agreement includes customary covenants of the parties with respect to the operation of their respective businesses prior to the consummation of the Business Combination and efforts to satisfy the conditions to consummation of the Business Combination. The Business Combination Agreement also contains additional covenants of the parties, including, among others, covenants providing for GigCapital3 and Lightning Systems to use their reasonable best efforts to obtain to obtain all permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with the Lightning Systems and its Subsidiaries as set forth in the Business Combination Agreement necessary for the consummation of the Business Combination and to fulfill the conditions to the Merger, and for the preparation and filing of a registration statement on Form S-4 relating to the Merger and containing a proxy statement of GigCapital3.

Incentive Plan

In connection with the Merger, GigCapital3 will adopt, subject to the approval of the stockholders of GigCapital3, an equity incentive award plan for GigCapital2 with an initial award pool of GigCapital2 Common Stock equal to the sum of (i) the amount that is equal to ten percent (10%) of the shares of Common Stock outstanding as of immediately after the Effective Time (rounded up to the nearest whole share), plus the aggregate number of shares of Common Stock underlying the Exchanged Options, which plan shall include an “evergreen” provision pursuant to which such award pool will automatically increase on each of January 1, 2022 and each anniversary thereof during the effectiveness of such plan by an amount equal to the lesser of (i) five percent (5%) of the shares of Common Stock issued and outstanding as of 12:01 a.m. (Central Time) on such date and (ii) such lesser amount determined by the board of directors, and which plan shall be effective at and after Closing.

Lightning Systems Exclusivity Restrictions

Pursuant to the terms of the Business Combination Agreement, from the date of the Business Combination Agreement to the Closing or, if earlier, the termination of the Business Combination Agreement in accordance with its terms, Lightning Systems has agreed, among other things, not to, directly or indirectly, (i) enter into, solicit, initiate or continue any discussions or negotiations with, or encourage or respond to any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any person or other entity or “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), concerning an Alternative Transaction, (ii) enter into any agreement regarding, continue or otherwise participate in any discussions regarding, or furnish to any person any information with respect to, or cooperate in any way that would otherwise reasonably be expected to lead to, any Alternative Transaction or (iii) commence, continue or renew any due diligence investigation regarding any Alternative Transaction

GigCapital3 Exclusivity Restrictions

Pursuant to the terms of the Business Combination Agreement, from the date of the Business Combination Agreement to the Effective Time or, if earlier, the termination of the Business Combination Agreement in accordance with its terms, GigCapital3 has agreed among other things, not to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any person (other than Lightning Systems, its stockholders and/or any of their affiliates or representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any business combination transaction other than with Lightning Systems, its stockholders and their respective affiliates and Representatives.

Conditions to Closing

The consummation of the Business Combination is subject to the receipt of the requisite approval of the stockholders of each of GigCapital3 and Lightning Systems, and the fulfillment of certain other conditions, as described in greater detail below.

Mutual Conditions

Under the terms of the Business Combination Agreement, the obligations of Lightning Systems, GigCapital3 and Merger Sub to consummate the Business Combination, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions: (i) the Written Consent shall have been delivered to GigCapital3; (ii) the GigCapital3 Proposals shall have been approved and adopted by the requisite affirmative vote of the stockholders of GigCapital3 in accordance with the Proxy Statement, the DGCL, the GigCapital3 Organizational Documents and the rules and regulations of the NYSE; (iii) all required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1979, as amended (the “HSR Act”) shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Business Combination under the HSR Act shall have expired or been terminated, and any pre-Closing approvals or clearances reasonably required thereunder shall have been obtained; (iv) no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Business Combination illegal or otherwise prohibiting consummation of the Business Combination; (v) all consents, approvals and authorizations set forth in the Business Combination Agreement shall have been obtained from and made with all Governmental Authorities; (vi) the Registration Statement shall have been declared effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or threatened by the SEC; (vii) the shares of Common Stock shall have been listed on the NYSE as of the Closing Date; (viii) upon the Closing, and after giving effect to the Redemption Rights, GigCapital3 shall have net tangible assets of at least $5,000,001 (excluding assets of Lightning Systems); and (ix) GigCapital3 shall have cash and cash equivalents in the Trust Account and from the transactions contemplated in the PIPE Subscription Agreement (as defined below) and the Note Subscription Agreements (as defined below) of an aggregate amount not less than $150,000,000.

GigCapital3 Conditions to Closing

Additionally, under the terms of the Business Combination Agreement, the obligations of GigCapital3 and Merger Sub to consummate the Business Combination, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of, among other customary closing conditions, the following conditions: (i) no Company Material Adverse Effect shall have occurred between the date of the Business Combination Agreement and the Closing Date; (ii) the Notes Subscription Agreement, the Indenture and the Amended and Restated Warrant Agreement shall be in full force and effect and nothing shall exist that would impair the Notes Financing occurring in connection with the Closing; and (iii) Lightning Systems shall have delivered to GigCapital3 the PCAOB Financial Statements.

Lightning Systems Conditions to Closing

Additionally, under the terms of the Business Combination Agreement, the obligations of Lightning Systems to consummate the Business Combination, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of, among other customary closing conditions, the following conditions: (i) no GigCapital3 Material Adverse Effect shall have occurred between the date of this Agreement and the Closing Date; and (ii) a supplemental listing shall have been filed with the NYSE as of the Closing Date to list the shares constituting the Aggregate Closing Merger Consideration.

Termination

The Business Combination Agreement allows the parties to terminate the agreement if certain conditions described in the Business Combination Agreement are satisfied. Additionally, under the Business Combination Agreement, GigCapital3 is allowed to terminate the Business Combination Agreement if the PCAOB Financial Statements have not been delivered to GigCapital3 by Lightning Systems on or before December 31, 2020.

Name Change and Ticker Symbol

Upon the closing of the transactions, the combined company will be named Lightning eMotors, Inc. and will continue to be listed on the NYSE under the new ticker symbol “ZEV.”

Stockholder Support Agreement

GigCapital3, Lighting Systems and the Key Company Stockholders, concurrently with the execution and delivery of the Business Combination Agreement, have entered into the Stockholder Support Agreement (the “Stockholder Support Agreement”), pursuant to which such Key Company Stockholders have agreed, among other things, to vote all of their shares of Lightning Systems Capital Stock in favor of the Business Combination Agreement and the Business Combination, including the Merger. The foregoing description of the Stockholder Support Agreement and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.1, and the terms of which are incorporated herein by reference.

Sponsor Support Agreement

GigCapital3, Lighting Systems and the Sponsor, concurrently with the execution and delivery of the Business Combination Agreement, have entered into the Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor has agreed, among other things, to vote (or execute and return an action by written consent), or cause to be voted at the GigCapital3 Stockholders’ Meeting (or validly execute and return and cause such consent to be granted with respect to), all of its shares of Common Stock in favor of (A) the approval and adoption of the Business Combination Agreement and approval of the Business Combination, including the Merger, (B) against any action, agreement or transaction or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of GigCapital3 under the Business Combination Agreement or that would reasonably be expected to result in the failure of the Merger from being consummated and (C) each of the proposals and any other matters necessary or reasonably requested by GigCapital3 for consummation of the Business Combination, including the Merger. The foregoing description of the Sponsor Support Agreement and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.2, and the terms of which are incorporated herein by reference.

Registration Rights and Lock-up Agreement

In connection with the Business Combination, GigCapital3 and certain stockholders of Lightning Systems (the “Holders”) will enter into a Registration Rights and Lock-Up Agreement (the “Registration Rights and Lock-Up Agreement”) at the Closing. Pursuant to the terms of the Registration Rights and Lock-Up Agreement, GigCapital3 will be obligated to file a registration statement to register the resale of certain shares of Common Stock held by the Holders. In addition, pursuant to the terms of the Registration Rights and Lock-Up Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders may demand at any time or from time to time, that GigCapital3 file a registration statement on Form S-1 or Form S-3 to register certain shares of Common Stock held by such Holders. The Registration Rights and Lock-Up Agreement will also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The Registration Rights and Lock-Up Agreement further provides that, subject to certain exceptions, each of the Holders will not Transfer any shares of Common Stock beneficially owned or owned of record by such of the Holders until the earlier of (i) 180 days after the date of the Closing or (ii) the date on which, subsequent to the Business Combination, the last sale price of the Common Stock (x) equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading day period commencing at least 90 days after the Business Combination, or (y) the date following the completion of the Business Combination on which GigCapital3 completes a liquidation, merger, stock exchange or other similar transaction that results in all of the GigCapital3’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property; provided that in the sole discretion of the majority of the independent members of the GigCapital3 Board, the such lock-up period may end earlier than as provided therein upon written notice to the Holders.

The foregoing description of the Registration Rights and Lock-Up Agreement and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the agreed upon form of Registration Rights and Lock-Up Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit B to Exhibit 2.1 hereto, and the terms of which are incorporated herein by reference.

Lightning Systems Stockholders Agreement

Lightning Systems and the Key Company Stockholders, in connection with the execution and delivery of the Business Combination Agreement, have entered into a Stockholders Agreement (the “Lightning Systems Stockholders Agreement”), providing that immediately prior to the Closing (i) the Lightning’s preferred stock, par value $0.00001 per share, including the Series A Preferred stock, the Series B Preferred Stock and the Series C Preferred Stock (collectively, the “Lightning Systems Preferred Stock”), will automatically convert into the number of shares of Lightning Systems Common Stock issuable thereunder in accordance with the terms of the Stockholders Agreement and (ii) the Key Company Stockholders will exercise all outstanding warrants to purchase shares of Lightning Systems Common Stock and/or Series C Preferred Stock (the “Lightning Warrants”) prior to the Closing or such Lightning Warrants will be deemed expired as of the Effective Time. The foregoing description of the Lightning Systems Stockholders Agreement and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit A to Exhibit 2.1 hereto, and the terms of which are incorporated herein by reference.

PIPE Subscription Agreement

In connection with the execution of the Business Combination Agreement, GigCapital3 entered into a subscription agreement (the “PIPE Subscription Agreement”), dated as of December 10, 2020, with BP Technology Ventures, Inc. (the “PIPE Investor”), pursuant to which, among other things, GigCapital3 agreed to issue and sell, in a private placement to close immediately prior to the Closing, an aggregate of 2,500,000 shares of Common Stock at $10.00 per share to the PIPE Investor. The obligations to consummate the subscription are conditioned upon, among other things, all conditions precedent to the closing of the transactions contemplated by the Note Subscription Agreements (as defined below) having been satisfied or waived, and the closing of the transaction contemplated by the PIPE Subscription Agreement occurring concurrently with the closing of the transactions contemplated by the Note Subscription Agreements. The foregoing description of the PIPE Subscription Agreement and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the agreed upon form of PIPE Subscription Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.5, and the terms of which are incorporated herein by reference.

Notes Subscription Agreements, Indenture, Amended and Restated Warrant Agreement

In connection with the execution of the Business Combination Agreement, GigCapital3 has also entered into convertible note subscription agreements (the “Note Subscription Agreements”), each dated December 10, 2020, with certain institutional investors (the “Note Investors”), pursuant to which the Note Investors, upon the terms and subject to the conditions set forth in the respective Notes Subscription Agreements, shall purchase from GigCapital3, and GigCapital3 shall issue to the Note Investors, (i) subject to the terms and conditions of an Indenture to be entered into in connection with the Closing between Lightning eMotors, Inc. (formerly GigCapital3) and Wilmington Trust, National Association, a national banking association, in its capacity as trustee thereunder, in substantially the form attached to the Business Combination Agreement (the “Indenture”), $100,000,000 of unsecured convertible notes (the “Notes”) which shall bear interest at a rate of 7.5% per annum, payable semi-annually, and be convertible into shares of Common Stock at a conversion price of $11.50 in accordance with the terms thereof, and shall mature three years after their issuance, and (b) subject to the terms and conditions of an Amended and Restated Warrant Agreement (the “Amended and Restated Warrant Agreement”) to be entered into in connection with the Closing between GigCapital3 and Continental Stock Transfer & Trust Company, a New York corporation, in substantially the form attached to the Business Combination Agreement, warrants (the “Note Financing Warrants”) to purchase up to 8,695,652 shares of Common Stock for a per share exercise price of $11.50, in each case such issuances to be consummated immediately prior to the consummation of the Merger and other transactions contemplated by the Business Combination Agreement. GigCapital3 may force conversion of the Notes after the first anniversary of the issuance of the Notes, subject to a holder’s prior right to convert, if the trading price of the Common Stock exceeds 120% of the conversion price 20 out of the preceding 30 trading days and 30-day average daily trading volume ending on, and including, the last trading day of the applicable exercise period is greater than or equal to $3,000,000. Upon such conversion, GigCapital3 will be obligated to pay all regularly scheduled interest payments, if any, due on the converted Notes on each interest payment date occurring after the conversion date for such conversion to, but excluding, the maturity date. In the event that a holder of the Notes elects to convert the Notes prior to the maturity date, GigCapital3 will be obligated to pay an amount equal to twelve months of interest if prior to the second anniversary of the issuance of the Notes, or if on or after such second anniversary, any remaining amounts that would be owed to, but excluding, the maturity date in respect of such Notes. In addition, pursuant to a debt incurrence covenant in the Indenture, if GigCapital3 or any of its subsidiaries following the issuance of the Notes incurs, assumes, permits to exist, or otherwise becomes or remains directly or indirectly liable with respect to, any indebtedness (subject to certain specified exceptions), it will (a) offer to redeem, in full, all outstanding principal of, and accrued and unpaid interest on, the Notes, (b) make a prepayment premium equal to twelve months of interest on the principal amount of the Notes being repaid, from the date of such debt incurrence, if prior to the second anniversary of the issuance of the Notes, or if on or after such second anniversary, make a prepayment premium equal to the amount of interest which would otherwise have accrued on the Notes so repaid to, but excluding, the maturity date, and (c) issue to each holder of the Notes a warrant to purchase a number of shares of Common Stock equal to the quotient of (i) the amount of outstanding principal of the Notes then held by such holder, divided by (ii) $11.50, which warrant shall be (A) exercisable only during the period from the date of repayment of such Notes through and including the maturity date for an exercise price of $11.50 per share.

The Amended and Restated Warrant Agreement will amend the existing Warrant Agreement dated May 18, 2020, by and between GigCapital3 and Continental Stock Transfer & Trust Company, that was previously filed with the SEC as Exhibit 4.1 to the Current Report on Form 8-K filed on May 18, 2021, to cover the Note Financing Warrants being issued pursuant to the Note Subscription Agreements under the terms of such Amended and Restated Warrant Agreement. Such Note Financing Warrants will be issued on substantially the same terms as the existing public warrants except that such Note Financing Warrants will not be redeemable so long as they are held, either directly or indirectly through one or more participants, by the subscribers and/or their permitted transferees.

GigCapital3 shall be obligated to register the shares issuable upon conversion of the Notes and the exercise of the Note Financing Warrants, as well as the resale of the Note Financing Warrants. The obligations of the Note Investors to consummate the subscriptions provided for in the Note Subscription Agreements are conditioned upon, among other things, GigCapital3 having cash and cash equivalents in its trust account and from the transactions contemplated in the Note Subscription Agreements and the PIPE Subscription Agreement of an aggregate amount not less than $150,000,000 pursuant to the terms and conditions of the Business Combination Agreement, of which at least $50,000,000 is from the trust account and no more than $75,000,000 is from the transactions contemplated in the Note Subscription Agreements, and all conditions precedent to the closing of the transactions contemplated by the PIPE Subscription Agreement having been satisfied or waived, and the closing under the Note Subscription Agreements occurring concurrently with the investment by the PIPE Investor.

The foregoing description of the Note Subscription Agreements, the Indenture, the Amended and Restated Warrant Agreement and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the agreed upon form of Note Subscription Agreements, Indenture and Amended and Restated Warrant Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibit 10.4 and Exhibits A and B thereto, respectively, and the terms of which are incorporated herein by reference.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K (this “Current Report”) is incorporated by reference herein. The shares of common stock, the Notes and the Note Financing Warrants to be issued in connection with the PIPE Subscription Agreement and the Note Subscription Agreements and the transactions contemplated thereby will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering.

Item 7.01	Regulation FD Disclosure.

On December 10, 2020, GigCapital3 and Lightning Systems issued a joint press release announcing the Business Combination Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that GigCapital3 and Lightning Systems have prepared for use in connection with the announcement of the Business Combination Agreement.

In connection with the foregoing announcements, GigCapital3 held a joint investor conference call with Lightning Systems on December 10, 2020. The transcript of the joint conference call is attached hereto as Exhibit 99.3 and incorporated by reference herein.

The foregoing (including Exhibits 99.1, 99.2 and 99.3) is being furnished pursuant to Item 7.01 and shall not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into the filings of GigCapital3 under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings.

Additional Information and Where to Find It

In connection with the proposed business combinations, GigCapital3 intends to file with the SEC a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of GigCapital3, and after the registration statement is declared effective, GigCapital3 will mail a definitive proxy statement/prospectus relating to the proposed business combinations to its stockholders. This Current Report on Form 8-K does not contain all the information that should be considered concerning the proposed business combinations and is not intended to form the basis of any investment decision or any other decision in respect of the business combinations. Additional information about the proposed business combinations and related transactions will be described in GigCapital3’s combined proxy statement/prospectus relating to the proposed business combinations and the respective businesses of GigCapital3 and Lightning Systems, which GigCapital3 will file with the SEC. The proposed business combination and related transactions will be submitted to stockholders of GigCapital3 for their consideration. GigCapital3’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with GigCapital3’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions, because these materials will contain important information about Lightning Systems, GigCapital3 and the proposed business combination and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of GigCapital3 as of a record date to be established for voting on the proposed business combinations and related transactions.

Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by GigCapital3, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Brad Weightman, Vice President and Chief Financial Officer, GigCapital3, Inc., 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303, or by telephone at (650) 276-7040.

Participants in the Solicitation

Lightning Systems and GigCapital3 and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from GigCapital3’s stockholders in respect of the proposed business combinations and related transactions. Information regarding GigCapital3’s directors and executive officers is available in its final prospectus filed with the SEC under Rule 424(b)(4) on May 15, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combinations and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

Forward-Looking Statements:

This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding GigCapital3 or GigCapital3’s management team’s expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future, including possible business combinations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this Current Report on Form 8-K are based on GigCapital3’s current expectations and beliefs of the management of GigCapital3 and/or Lightning Systems in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on Lightning Systems and GigCapital3 as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting Lightning Systems or GigCapital3 will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including that the GigCapital3 stockholders will approve the transaction, the ability of the post-combination company to meet the NYSE listing standards, and that GigCapital3 and Lightning Systems will have sufficient capital upon the approval of the transactions to operate as anticipated. Should one or more of these risks or uncertainties materialize, or should any of GigCapital3’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of GigCapital3’s filings with the SEC, and in GigCapital3’s current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this Current Report on Form 8-K are made as of the date hereof, based on information available to GigCapital3 and/or Lightning Systems as of the date hereof, and GigCapital3 and/or Lightning Systems assumes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the UpHealth Combination or Cloudbreak Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
2.1†	Business Combination Agreement, dated as of December 10, 2020, by and among GigCapital3, Inc., Project Power Merger Sub and Lightning Systems, Inc.

10.1†	Stockholder Support Agreement, dated as of December 10, 2020, by and among GigCapital3, Inc., Lightning Systems, Inc. and the other parties thereto.

10.2	Sponsor Support Agreement, dated as of December 10, 2020, by and among GigCapital3, Inc., Lightning Systems, Inc. and GigAcquisitions3, LLC

10.3†	Subscription Agreement, dated as of December 10, 2020, by and among GigCapital3, Inc. and BP Technology Ventures, Inc.

10.4	Form of Subscription Agreement

99.1	Press Release, dated December 10, 2020

99.2	Investor Presentation, dated December 10, 2020

99.3	Conference Call Transcript, dated December 10, 2020

†

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 11, 2020

By:	/s/ Dr. Avi S. Katz
Name:	Dr. Avi S. Katz
Title:	Chief Executive Officer and President